Exhibit 12.1

Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2010	2009(1)	2008	2007	2006
Earnings
Income (loss) before assessments and cumulative effect of change in accounting principle	$8,303	$(37,457)	$26,425	$322,426	$294,798
Fixed charges	742,012	1,184,498	3,070,642	3,912,183	3,419,591
Earnings available for fixed charges	$750,315	$1,147,041	$3,097,067	$4,234,609	$3,714,389

Fixed charges
Interest expense	$741,312	$1,183,808	$3,069,909	$3,911,326	$3,418,774
Interest portion of net rent expense(2)	700	690	733	857	817
Total fixed charges	$742,012	$1,184,498	$3,070,642	$3,912,183	$3,419,591

Ratio of earnings to fixed charges	1.01	0.97	1.01	1.08	1.09

Notes:
(1) Earnings were inadequate to cover fixed charges by approximately $37.4 million for the year ended December 31, 2009.
(2) Represents one-third (the proportion deemed representative of the interest portion) of rent expense.